EXHIBIT 10.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

        We consent to the incorporation by reference in the Registration Statements on Forms S-8 File Nos. 333-120841; 333-109915; 333-91330; 333-11530; 333-09134 and 333-06098 of our report dated March 8, 2005 with respect to the consolidated financial statements of Aladdin Knowledge Systems Ltd. included in its annual report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission.

/s/ KOST FORER GABBAY AND KASIERER
KOST FORER GABBAY AND KASIERER A Member of Ernst & Young Global
Tel-Aviv, Israel May 30, 2005